

October 25, 2012

Via Facsimile
Mr. Thomas Hynes
President, Treasurer, Chief Executive Officer,
Principal Financial Officer and Director
Freedom Petroleum Inc.
6025 South Quebec Street, Suite 100
Centennial, Colorado 80111

> **Re:** **Freedom Petroleum Inc.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2012**
> **File No. 333-184061**

Dear Mr. Hynes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus summary, page 3

Emerging Growth Company, page 5

1.   We note your disclosure in this section. Please also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Additionally, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Use of Proceeds, page 15

2.   Please explain your divergent G&A expenses, which we note vary considerably in your proposed expenditures assuming you sell 25%, 50%, 75% or 100% of the securities offered for sale in this offering. It is not clear, for instance, why your G&A expenses will be lower if you sell 75% of your shares than if you sell 25% or 50%.

3.   We note your disclosure that even if you are able to sell all of the securities being offered, you will still require approximately $52,500 to cover your anticipated expenses over the next 12 months. You then refer the reader to your discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this regard, on page 28 you estimate your expenses over the next 12 months will be $253,500. Please reconcile these divergent disclosures of your expenses over the next 12 months. As part of this, please clarify the minimum amount of capital that you will require to cover your offering expenses and your legal, accounting, and general and administrative expenses as a public company over the next 12 months; separate from the capital required to complete the first phase of your exploration, and last, your second phase of exploration.

Dilution of the Price You Pay for Your Shares, page 16

Existing Stockholders If All Of The Shares Are Sold, page 16

4.   Please provide the details of your calculation of "Net tangible book value per share before offering" of $0.00085.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

5.   Please expand Management's Discussion and Analysis to address the requirements of Item 303(a) of Regulation S-K in terms of your financial condition, changes in your financial condition, and results of operations.

6.   Please explain the $30,000 in expenses to acquire additional properties over the next 12 months.

Management, page 32

7.   Please provide the business experience during the past five years for your officer Nina Bijedic. See Item 401(e) of Regulation S-K.

Exhibits

Exhibit 5.1

8. Please have counsel revise his opinion to opine that the shares "will be, when sold" legally (or) validly issued, fully paid and non-assessable. See Section II.B.1.a of Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenifer O'Brien at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any questions.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director

cc: Via Facsimile
        Scott Olson, Esq.